November 14, 2024

Steve Rubakh
Chief Executive Officer
INTEGRATED VENTURES, INC.
18385 Route 287
Tioga, PA 16946

       Re: INTEGRATED VENTURES, INC.
           Form 10-K for Fiscal Year Ended June 30, 2024
           Response dated May 10, 2024
           File No. 000-55681
Dear Steve Rubakh:

       We have reviewed your May 10, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended June 30, 2024
Revenue Recognition, page F-9

1. We note your response to prior comment 5. Please address the following with respect to your response and make revisions to your disclosure in future filings where applicable:.
           We note your response and disclosure that your contracts with mining pool operators can be terminated at any time by either party without penalty. Tell us whether you believe the contract is continuously renewed. Refer to examples 1 and 2 of question 7 and question 8 of the FASB Revenue Recognition Implementation Q&A's. To the extent you have determined your contracts with
           pool operators are continually renewed, please tell us, and revise future disclosure to discuss your consideration as to whether the duration of your contract is less than 24 hours.
 November 14, 2024
Page 2


             We note your response that your mining pool consideration is not comprised of block rewards, transaction fees and mining pool operator fees, but rather on a percentage earnout based on a contractual formula, which primarily calculates hash rate provided by you to the mining pool as a percentage of total network hash rate. Our understanding of mining pool operator fees determined using an
           FPPS payout method is that fees are comprised of block rewards, transaction fees and mining pool operator fees, your share of which is determined based on the percentage calculation articulated in your response. Please confirm whether our understanding is consistent with your mining pool agreements, and if so, please revise your disclosure in future filings accordingly.
2. We note your response to prior comment 5 and your disclosure that you measure the noncash consideration received from the mining pool operator on the date of receipt.
       Based on the guidance in ASC 606-10-32-21, noncash consideration should be valued at contract inception, which is the date the criteria in paragraph 606-10-25-1 are met.
       Please revise your accounting policies and disclosures in future filings to be consistent with GAAP.
       Please contact David Irving at 202-551-3321 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets